UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INTELLICELL BIOSCIENCES, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45825A105

(CUSIP Number)

John C. Kirkland, Esq.

881 Alma Real Drive, Suite 305

Los Angeles, CA 90272-3731

(310) 935-3900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45825A105	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRONRIDGE GLOBAL IV, LTD.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRONRIDGE GLOBAL PARTNERS, LLC EIN: 27-4741201

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN C. KIRKLAND

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRENDAN T. O’NEIL

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RICHARD H. KREGER

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEITH COULSTON

CUSIP No. 45825A105	13D	Page 3 of 4 Pages

Item 4.  Purpose of Transaction.

On August 26, 2013, the New York Supreme Court ordered the issuer to pay to Ironridge Global IV, Ltd. all principal and interest undisputedly owed. In the presence of the Court, the issuer was forced to comply with the order.

Accordingly, the previously-noticed foreclosure sale will not proceed, pending further order of the court. Ironridge Global IV, Ltd. continues to reserve all rights and remedies, including its security interest in all assets of the issuer and the right to claim additional amounts owed under the loan documents.

CUSIP No. 45825A105	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2013 IRONRIDGE GLOBAL IV, LTD.

Dated: August 26, 2013	IRONRIDGE GLOBAL IV, LTD.

By: /s/ David Sims
Name: David Sims
Its: Director

IRONRIDGE GLOBAL PARTNERS, LLC

By: /s/ John Kirkland
Name: John Kirkland
Its: Managing Director

/s/ John C. Kirkland
John C. Kirkland

/s/ Brendan T. O’Neil
Brendan T. O’Neil

/s/ Richard H. Kreger
Richard H. Kreger

/s/ Keith Coulston
Keith Coulston